UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07006585

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Cobalt Capital, Inc.

(No. and Street)

204 N. Wymore Road (City) | Winter Park, Florida (State) | 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Solomon F. Schick | 407-647-4490 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.

(Name – *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700 (Address) | Orlando (City) | Florida (State) | 32803 (Zip Code)

PROCESSED

APR 11 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Solomon F. Schick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobalt Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
MARIELY RIVERA
Commission # DD484999
Expires: OCT. 23, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Stockholder
Cobalt Capital, Inc.:

We have audited the accompanying statement of financial condition of Cobalt Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobalt Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
March 27, 2007

COBALT CAPITAL, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	28,705
Commissions receivable		68,772
Other receivable		5,526
Total assets	$	103,003
Liabilities and Stockholder Equity		
Liabilities:		
Accounts payable and accrued commissions	$	63,271
Total liabilities		63,271
Stockholder equity:		
Common stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding		200
Additional paid-in capital		59,800
Accumulated deficit		(20,268)
Total stockholder equity		39,732
Total liabilities and stockholder equity	$	103,003

See the accompanying notes to financial statements.

COBALT CAPITAL, INC.

Statement of Income

For the year ended December 31, 2006

Revenues:	
Commission earned	$ 181,077
Total revenues	181,077
Expenses:	
Commission expense	146,673
Professional fees	18,647
Other	3,837
Rent and utilities expense	3,510
Charitable donations	1,600
Membership dues and subscriptions	1,195
Total expenses	175,462
Net income	$ 5,615

See the accompanying notes to financial statements.

COBALT CAPITAL, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder equity
Balances at December 31, 2005	$ 200	59,800	(25,883)	34,117
Net income	-	-	5,615	5,615
Balances at December 31, 2006	$ 200	59,800	(20,268)	39,732

See the accompanying notes to financial statements.

COBALT CAPITAL, INC.

Statement of Cash Flows

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 5,615
Adjustments to reconcile net income to net cash used in operating activities:	
Increase (decrease) in cash caused by changes in:	
Commissions receivable	(68,772)
Other receivable	(5,526)
Accounts payable and accrued commission	63,271
Net cash used in operating activities	(5,412)
Net decrease in cash	(5,412)
Cash at beginning of year	34,117
Cash at end of year	$ 28,705

See the accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Cobalt Capital, Inc. (the "Company") was incorporated March 10, 2005 under the laws of the State of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of National Association of Securities Dealers, Inc. ("NASD"). The Company serves as broker-dealer for the sale primarily of "partnership units" of various investment partnerships and shares of stock of real estate investment trusts ("REITs"). Commissions are generated from the sale of these units and shares. The Company operates within the exemptive provision of SEC rule 15c3-3(k)(2)(i) in that it does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

(b) Revenue Recognition

Commissions from the sale of shares of stock of REITs and partnership interests in real estate and other capital ventures are recognized as revenue when earned and are recorded on the date the investor is admitted as a partner or stockholder.

(c) Income Taxes

The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholder and not the Company.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $21,140, which is $16,140, in excess of its required net capital of $5,000. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 2.99.

(3) Related-Party Transactions

The Company entered into an expense sharing arrangement with an entity under common control whereby rent and utility expenses for office space utilized by the Company is paid on behalf of the Company. The Company's allocated share of rent and utility expenses amounted to $3,510 during 2006. At December 31, 2006, the Company owed this related party $3,510 related to rent and utility expenses.

(4) Concentration of Commission Revenues

For the year ended December 31, 2006, 100% of the Company's commission revenues were generated by an independent sales contractor. Effective February 28, 2007, the services of the independent sales contractor were terminated.

SUPPLEMENTARY INFORMATION

COBALT CAPITAL, INC. **Schedule 1**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital

Total stockholder's equity	$	39,732
Less non-allowable assets:		
Commissions receivable, net of accrued commissions		13,066
Other receivables		5,526
Total net capital	$	21,140

Aggregate Indebtedness

Accounts payable and accrued commissions	$	63,271

Computation of Basic Net Capital Requirements

Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	16,140
Ratio: Aggregate indebtedness to net capital		2.99

Reconciliation with Company's Computation

Net capital as reported in Company's unaudited FOCUS report on December 31, 2006	$	28,704
Audit adjustments:		
Net audit adjustments to record additional expenses		(7,564)
Net capital per above	$	21,140

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Stockholder
Cobalt Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Cobalt Capital, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
March 27, 2007

END